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                                                                        Exhibit 99(c)

                                Entergy Louisiana, Inc.
              Computation of Ratios of Earnings to Fixed Charges and
        Ratios of Earnings to Combined Fixed Charges and Preferred Dividends


                                                                                                            March 31,
                                                              1991     1992       1993     1994     1995       1996
Fixed charges, as defined:
  Interest on long-term debt                                $158,816  $128,672  $124,633 $124,820  $124,507  $122,719
  Interest on notes payable                                       --       150       898    1,948     1,932     2,166
  Other interest charges                                       5,924     5,591     5,706    4,546     5,278     5,294
  Amortization of expense and premium on debt - net(cr)        3,282     7,100     5,720    5,130     5,184     5,117
  Interest applicable to rentals                              11,381     9,363     8,519    8,332     9,332     9,273
                                                            ---------------------------------------------------------
Total fixed charges, as defined                              179,403   150,876   145,476  144,776   146,233   144,569

Preferred dividends, as defined (a)                           41,212    42,026    40,779   29,171    32,847    32,436
                                                            ---------------------------------------------------------
Combined fixed charges and preferred dividends, as defined  $220,615  $192,902  $186,255 $173,947  $179,080  $177,005
                                                            =========================================================
Earnings as defined:

  Net Income                                                $166,572  $182,989  $188,808 $213,839  $201,537  $206,005
  Add:
    Provision for income taxes:
      Federal and State                                        8,684    36,465    70,552   79,260   114,665   113,593
    Deferred Federal and State - net                          67,792    51,889    43,017   21,580     8,148    13,043
    Investment tax credit adjustment - net                     8,244    (1,317)   (2,756) (37,552)   (5,699)   (5,688)
    Fixed charges as above                                   179,403   150,876   145,476  144,776   146,233   144,569
                                                            ---------------------------------------------------------
Total earnings, as defined                                  $430,695  $420,902  $445,097 $421,903  $464,884  $471,522
                                                            =========================================================
Ratio of earnings to fixed charges, as defined                  2.40      2.79      3.06     2.91      3.18      3.26
                                                            =========================================================
Ratio of earnings to combined fixed charges and
 preferred dividends, as defined                                1.95      2.18      2.39     2.43      2.60      2.66
                                                            =========================================================

- ------------------------
 (a) "Preferred dividends," as defined by SEC regulation S-K, are computed by dividing the preferred dividend requirement by one hundred percent (100%) minus the income tax rate.

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